BIOLIFE SOLUTIONS, INC.

3303 Monte Villa Parkway

Bothell, WA 98021

April 9, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Heather Percival

Re:	BioLife Solutions, Inc.
Registration Statement on Form S-3
File No. 333-222433

Dear Ms. Percival:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioLife Solutions, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Standard Time on Wednesday, April 11, 2018, or as soon as practicable thereafter.

Very truly yours,

/s/ Roderick de Greef
Name: Roderick de Greef
Title: Chief Financial Officer